Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

VIA EDGAR SUBMISSION AND COURIER

Ms Michele Gohlke

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

26 September 2005

Dear Ms Gohkle

Smith & Nephew plc, Form 20-F for the Year Ended 31 December 2004 Filed on 16 March 2005 (File No. 001-14978)

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated 19 August 2005 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”).

As noted in our letter of 12 September 2005, the Comment Letter was received by the Company on 12 September 2005. The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants.

In view of the delay in receiving the Comment Letter, and in order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments. Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about 7 October 2005.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me, Clifford K Lomax, with comments or questions. Alternatively, please feel free to contact Julia K Cowles (44-20-7418-1336) of Davis Polk & Wardwell, the Company’s counsel.

Yours faithfully

/s/ Clifford K Lomax
Clifford K Lomax
Group Financial Controller

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Julia K Cowles – Davis Polk & Wardwell